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DeFi Technologies Announces Ticker Symbol Change from "RDNAF" to "DEFTF" on OTC Markets Effective April 23, 2021
TORONTO, April 23, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a company that builds and manages assets in the decentralized finance sector, today announced its ticker symbol on OTC Pink Sheet Markets changed from RDNAF to DEFTF, effective April 23, 2021.

"Our ticker symbol is now aligned with our brand and our vision of becoming a market leader in the rapidly evolving world of decentralized finance," said Wouter Witvoet, Chief Executive Officer of DeFi Technologies.
The decentralized finance sector has appreciated dramatically since 2020 and has reached a tipping point with institutional investors and large enterprises showing increased interest in the decentralized finance sector. In Q3 2020, the U.S. Office of the Comptroller of the Currency (OCC) published guidance clarifying national banks can provide services to stablecoin issuers in the U.S. This and other interest from venture capital and financial institutions in the decentralized finance sector is a major step in widespread adoption of decentralized finance.

About DeFi Technologies:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.
For more information visit www.deftfinfo.com.

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect the growth and adoption of decentralized finance; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such opportunities. -Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such  information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in  accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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http://www.prnewswire.com/news-releases/defi-technologies-announces-ticker-symbol-change-from-rdnaf-to-deftf-on-otc-markets-effective-april-23-2021-3012760 SOURCE DeFi Technologies, Inc.

View  original content  to download multimedia: http://www.newswire.ca/en/releases/archive/April2021/23/c3891.html

For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Veronica Welch, VEW Media, ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 13:13e 23-APR-21